August 01, 2006
Via EDGAR (Correspondence), Fax and Courier
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

RE: Alcatel

Form 20-F for the fiscal year ended December 31, 2005
Filed March 31, 2006
File No. 001-11130
Dear Mr. Spirgel:
     I am writing in response to your comment letter dated July 31, 2006. For your ease of reference, your comments have been reproduced in this letter with the same numbering, followed by our responses.
As discussed by our counsel, Delia Spitzer, of Proskauer Rose, and Ann Beth Stebbins, of Skadden, Arps, Slate, Meagher & Flom, with Carlos Pacho and Adam Washecka, there are extremely tight timing constraints on the effectiveness of Alcatel’s Form F-4 Registration Statement No. 333-133919, filed with the SEC in the context of the merger between Alcatel and Lucent Technologies Inc.
In view of the time sensitivity, and of the hardship to Alcatel of any delay at this point, we respectfully request a conference call today between the Staff and Alcatel representatives to discuss whether the supplemental explanations set forth in this letter are satisfactory to you, and how to proceed with respect to the Staff’s Comment 1. Given the time difference between the U.S. and France, we would request that the call take place in the morning or early afternoon, Eastern Daylight Time. Delia Spitzer will call Messrs. Washecka and Pacho with a view to coordinating such a conference call.
Consolidated Income Statements, page F-2

1	—	Please be advised that we are still evaluating your response to comment 1.

We respectfully indicate to the Staff that the presentation of the IFRS consolidated income statement of our company is quite similar to the presentation adopted by a majority of French listed companies, including companies listed both in Europe and in the United States of America. This is mainly due to the fact that these companies follow a recommendation made by the French standard setter and endorsed by the AMF, as explained in our prior response.
We further advise that a conversation took place earlier today between Philippe Danjou (AMF’s Chief Accountant) and Julie Erhardt. Mr. Danjou provided Ms. Erhardt the English translation of the CNC recommendation related to the application of IAS 1.
Note 4 – Information by business segment and by geographical segment, page F-26

2	—	Please expand your response to comment 2 to specifically address the following for each of the expense items : share-based payments, restructuring costs, impairment of capitalized development costs and gain/(loss) on disposal of consolidated entities:
•	Why you believe the expense is unrelated to the individual business segments’ operating activities.

•	Why you believe the expense cannot be directly attributed or allocated to the individual business segments.
As indicated in paragraph 17 of IAS 14 – Segment reporting: [emphasis added]
“17 — The definitions of segment revenue, segment expense, segment assets, and segment liabilities include amounts of such items that are directly attributable to a segment and amounts of such items that can be allocated to a segment on a reasonable basis. An entity looks to its internal financial reporting system as starting point for identifying those items that can be directly attributed, or reasonably allocated, to segments. That is, there is a presumption that amounts that have been identified with segments for internal financial reporting purposes are directly attributable or reasonably allocable to segments for the purpose of measuring the segment revenue, segment expense, segment assets, and segment liabilities of reportable segments.”
As explained in our prior response, the operating expenses presented after the operating profit (loss) (i.e. share-based payments, restructuring costs, impairment of capitalized development costs and gain /(loss) on disposal of consolidated entities) have been considered as items unrelated to the performance of the individual business segments because these operating expenses mainly result from decisions taken by corporate headquarters and not by the segments’ management. It is the reason why such operating items are presented separately and are not allocated by business segment in our internal financial reporting.
The allocation by business segment of certain of these expenses for the purpose of fulfilling disclosure requirements, such as restructuring for SFAS 146 disclosure requirements (see pages F-139 to F-145 of our Annual Report on Form 20-F for the year ended December 31, 2005) or the impairment charge for IAS 36 disclosure requirements (see page F-31 of our 2005 Form 20-F) is done by the consolidation department based upon information specifically gathered to fulfill the above-mentioned disclosure requirements and is not available in the internal financial reporting used by the management.

Concerning restructuring expenses, a material part of such expenses is related to employees whose time is shared among different business segments, and the allocation of such expenses by segment is arbitrary and cannot be considered reliable, as required by IAS 14.
Concerning share-based payments, the information by segment is not available in our reporting system.
Concerning the capital gain on disposal of consolidated entities accounted for in 2005, it is related to our business combination in the Space division, as disclosed in page F-24 of our 2005 Form 20-F.
Concerning impairment of capitalized development costs, such impairment resulted from a decision to stop a line of products related to the Fixed Communications segment.
As the capital gain on disposal of consolidated entities for 2005 and the impairment of capitalized development cost for 2004 can be allocated on a reasonable basis, we propose to amend our disclosure on the result by segment by incorporating these items in the result of Private Communications segment and of Fixed Communication segment, respectively. We refer the Staff to our proposed amendment to our 2005 Form 20-F (see separate file attached).
Note 24 – Compound financial instruments, page F-63

3	—	We note your response to prior comment 4. It is our understanding that the ORANE notes were issued on December 19, 2002 and that the full amount of the discounted interest was paid on January 2, 2003. Confirm that at the time the ORANE notes were issued the company did not intend to pay the full amount of the discounted interest shortly thereafter. Help us understand what factors transpired in the period December 19, 2002 through January 2, 2003 that led the company to its decision to pay the full amount of the discounted interest. Address how you determined that treating these as separate transactions, instead of considering this as one transaction that transpired over a 15 days period, was the most appropriate manner in which to account for the event.
Your understanding that the Orane notes were issued on December 19, 2002 and that the full amount of the discounted interest was paid on January 2, 2003 is correct.
However, we respectfully advised the Staff that, at the time the Orane notes were issued, the company did intend to pay the full amount of the discounted interest shortly thereafter.
The fact that the discounted interest was going to be paid on January 2, 2003 was indicated in the “note d’opération” (offering document) issued on December 18, 2002. It was our intention from the outset to effect such payment of interest on January 2, 2003.
In the press release issued by Alcatel on December 12, 2002 the pre-payment of the discounted value of interests was already announced : “The notes will be issued at par and will have a 3 year maturity from the settlement date of 23 December 2002. They will carry an annual interest rate of 7.917%. Alcatel will pre-pay on 2 January 2003 the full amount of interest payable from the settlement date to the maturity date, discounted to its net present value (about 20.43% of the issue price).”

Therefore, we considered that the issuance of the Orane notes and the payment of discounted interest were part of a single transaction, and that they cannot be considered separately.

4	—	Assuming that the issuance of the ORANE notes and the payment of the full amount of the discounted interest should be accounted for as two separate transactions, please expand your prior response to address how you determined the appropriate liability to recognize initially under paragraph AG 31 (a) of IAS 32. You have stated that you recognized the liability component the full amount of interest from the date of settlement to the maturity date, discounted at a rate of 7,91 % or €132 million. It appears that an argument could be made that the liability component of this compound financial instrument is in essence a zero coupon note whose value in the aggregate, calculated as the net present value of the principle plus interest payments of 7,91%, is €132 million, and only the principal portion of the zero coupon note should be recognized initially.
As referred to in our response to comment 3, the issuance of the Orane notes and the prepayment of the full amount of the discounted interest were parts of the same transaction. Therefore, we have not performed any analysis with respect to the accounting treatment that would have been applied, had we considered that the issuance of the ORANE notes included two separate transactions.
To clarify our previous answer, the instrument was qualified as a compound instrument according to AG31 of IAS32.
Given the fact that all cash flows were paid upfront (no cash flows are expected contractually after the date of prepayment of discounted interest) the liability component was considered to be nil.

5	—	We note your response to comment 6; however, we do not believe that mezzanine level presentation, as discussed by ASR 268, is the appropriate US GAAP classification for the ORANE note. It is unclear whether you believe the ORANE note to be an equity or debt host instrument under US GAAP. For example, you have classified it within the mezzanine level on the balance sheet, which would appear to indicate that you believe it to be an equity host instrument with certain features that preclude permanent equity classification. However, you have characterized the associated payments as interest rather than as dividends indicating this is a debt host contract. Please clarify your position for us citing relevant US GAAP literature where appropriate. Please also tell us whether the ORANE note has priority in liquidation or any other features that led to your conclusion.
Consistent with our previous answers, we respectfully advise the Staff that when issuing the ORANE notes on December 19, 2002, we considered the guidance in APB 14 paragraphs 7 and 12 to determine the accounting treatment to be applied for US GAAP purposes. We further note that SFAS 150 “Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity” was not effective at that time and that SFAS 150 only applies to financial instruments entered into or modified after May 31, 2003. Due to the specific features of the ORANE notes discussed elsewhere in note 24 (a) of our December 31, 2005 financial statements and in our answers to the Staff’s comments, we also considered for US GAAP purposes the guidance set forth in SEC Regulation S-X § 5-02.28 “Preferred stocks subject to mandatory redemption requirements or whose redemption is outside the control of the issuer” and 5.02-29 “Preferred stocks which are not redeemable or are redeemable solely at the option of the issuer”, ASR 268 and EITF Topic EITF D-98 “Classification and Measurement of Redeemable Securities”. We concluded that the ORANE notes did not precisely fall into the scope of the above pronouncements although they shared certain characteristics addressed therein.
Therefore, Alcatel recognized the instrument rather as a debt host whose extinguishment did not require the transfer or use of Alcatel’s assets unlike other components of the Company’s financial debt. Accordingly, Alcatel classified the instrument on a specific balance sheet line item in the US GAAP classified balance sheet, “notes mandatorily redeemable for shares” because it deemed this to be consistent with the spirit of the above pronouncements. Alcatel further notes that as set forth in note 41 (4) to the December 31, 2005 financial statements, the notes mandatorily redeemable for shares have been classified between non-current liabilities and minority interest.
Alcatel understands from the Staff’s comment that the above analysis may have led Alcatel to classify the instrument within non-current liabilities for US GAAP purposes. Alcatel does not object to such interpretation since it is not inconsistent with the classification previously applied, i.e. outside of permanent equity. Therefore Alcatel proposes to modify the US GAAP classified balance sheet in note 41 (4) to include the caption “notes mandatorily redeemable for shares” within non-current liabilities. Since the ORANE notes have different features from Alcatel’s other debt, Alcatel believes that it is relevant to show them separately.
We refer the Staff to our proposed amendment to our 2005 Form 20-F (see separate file attached).
Note 33 – Payroll and staff training rights, page F-86

6	—	We note your response to comments 8 through 10. In order to help us better understand the training rights received by your French employees, please address the following in your response letter:
•	Tell us what costs you are responsible for when you and the employee agree on the training elected by the employee. Do the employees get reimbursed by you for their time in training ?

•	Tell us what costs you are responsible for when you and the employee disagree on the training elected for two consecutive years and the training organization decides positively in favor of the employee.
In both situations the company is responsible for the following costs :
•	The cost of the training;

•	Additional compensation to the employee, equal to half of the salary of the employee, pro-rated for the time spent by the employee in the training session, as this training is done outside the working hours.
Based upon the training rights vested as of December 31, 2005 and our recent experience concerning training rights actually exercised, a rough estimate of the costs Alcatel may have to pay in the future is approximately €0.1 to €0.2 million, this amount is de minimis.

Note 39 – Summary of differences between accounting principles followed by Alcatel and U.S. GAAP, page F-120
     (a) Differences in accounting for business combinations, page F-120

7	—	We note your response to comment 11; however, we continue to believe that under US GAAP the excess of €114 million should have been allocated to the long-lived assets acquired in the acquisition. Please explain to us why such an allocation would not have a material impact on your US GAAP reconciliation and summary financial statements for 2003, 2004 and 2005. As part of your response, please tell us what the useful lives are of the long-lived assets (including acquired technology) acquired in this acquisition. Given that the €114 million should have been allocated to the long-lived assets acquired in the acquisition, also address whether an impairment charge associated with these assets would have been required in 2003, 2004 and 2005.
Pursuant to your comment, we performed an analysis of the impact that the accounting treatment referred to above would have on our US GAAP reconciliation and summary financial statements for 2003, 2004 and 2005. To do so, we considered that the unallocated difference between the purchase price and the fair value of the acquired assets, representing an amount of US$ 114 million was allocated to the acquired assets in proportion to the fair values of these assets as determined by the external appraisal expert. Please note that the unallocated difference is an amount in dollars, not in euros (as set forth in Comment 7).
Consistent with the appraisal values that resulted from the external valuation referred to above, the major portion of this difference was allocated to acquired technology with an estimated useful life of 5 years. The remainder was allocated to the workforce (with an estimated useful life of 3 years) and to the IPR&D (this amount being expensed immediately).
The impact is as follows :

(In millions of Euros)	2005	2004	2003
Impact of TiMetra adjustment on the net result after tax	(10)	(10)	49
US GAAP net income (loss)	763	550	(1,721)
Impact of TiMetra adjustment in %	-1.3%	-1.8%	2.9%
Impact of TiMetra adjustment on the shareholders’ equity	24	31	49
US GAAP shareholders’ equity	8,719	6,864	6,414
Impact of TiMetra adjustment in %	0.3%	0.5%	0.8%
We further advise the Staff that the undiscounted cash flows associated to the assets acquired from TiMetra would have supported the carrying amount of such assets for all the periods referred to above and that no impairment charge would have been recorded in 2003, 2004 or 2005 related to the long-lived assets acquired, had the $114 million been allocated to such assets. The TiMetra acquisition has been considered the key step for Alcatel to enter the “IP (Internet Protocol) world”. IP technology is proving itself to be a success sooner than anyone expected, due to a consistent high demand from customers, and to the recent ramp up of so-called triple play networks. TiMetra has been successfully integrated into Alcatel, its R&D program is on schedule, and its products are key to winning crucial triple-play projects

Materiality analysis:
Based upon the analysis set forth in the above table, we do not believe that the estimated impact is material to the US GAAP consolidated income statement and balance sheet from a quantitative perspective, either in total or on an individual financial line item basis.
From a qualitative perspective, SAB Topic 1.M addresses circumstances in which a quantitatively small misstatement may be rendered material. In that context, it should be noted that the company primarily reports its financial results using IFRS. When assessing the above differences qualitatively, we consider that the differences noted in the above table do not:
•	mask a change in earnings or other trends

•	hide a failure to meet analysts’ consensus expectations

•	change income into a loss

•	affect compliance with regulatory requirements, loan covenants or other contractual requirements

•	have impacted management compensation

•	conceal an unlawful transaction
In summary, we do not believe that these differences would impact the judgment of a reasonable person relying upon our financial statements. We have shared this analysis with our auditors, Deloitte & Associés, who agree with our conclusions.

We thank you in advance for your prompt attention to this urgent matter. Sincerely.

/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

cc:	Carlos Pacho
Senior Assistant Chief Accountant

PROPOSED FURTHER AMENDMENTS TO ALCATEL’S 2005 ANNUAL REPORT ON FORM 20-F
In response to your question 2 in your letter of July 31, 2006, page 1
Information by business segment – page F-27 and F28
(a) Information by business segment

	Fixed	Mobile	Private
	Communi-	Commu-	Communi-		Elimina-	Total
	cations	nications	cations	Other	tions	Group
2005
Revenues
— segments	5,213	4,096	3,918	3	(95)	13,135
— between segments	(15)	(7)	(73)	—	95	—

Total — Revenues	5,198	4,089	3,845	3	—	13,135

Operating profit (loss)	579	436	274	(100)	—	1,189
Capital gain on disposal of consolidated entities	—	—	129	—	—	129

Segment result	579	436	403	(100)	—	1,318

Depreciation and amortization (tangible and intangible assets)	137	213	150	81	—	581
Provisions made (reversed) included in operating profit (loss)*	(34)	128	53	—	—	147
Share in net income (losses) of equity affiliates	—	—	—	(14)	—	(14)
Capital expenditures (tangible and intangible assets)	160	269	140	69	—	638
Net tangible assets	271	197	286	357	—	1,111
Shares in equity affiliates	—	—	—	606	—	606
Operating assets (assets included in operating working capital)**	2,154	2,062	1,688	30	—	5,934
Operating liabilities (liabilities included in operating working capital)***	(1,898)	(1,696)	(2,036)	(22)	—	(5,652)

2004
Revenues
— segments	5,125	3,313	3,946	13	(153)	12,244
— between segments	(40)	(9)	(104)	—	153	—

Total — Revenues	5,085	3,304	3,842	13	—	12,244

Operating profit (loss)	576	418	267	(82)	—	1,179
Impairment of capitalized development costs	(88)	—	—	—	—	(88)

Segment result	488	418	267	(82)	—	1,091

Depreciation and amortization (tangible and intangible assets)	146	153	146	100	—	545
Provisions made (reversed) included in operating profit (loss)*	69	(138)	(6)	—	—	(75)
Share in net income (losses) of equity affiliates	—	—	—	(61)	—	(61)
Capital expenditures (tangible and intangible assets)	163	208	143	65	—	579
Net tangible assets	325	159	297	314	—	1,095
Shares in equity affiliates	—	—	—	604	—	604
Operating assets (assets included in operating working capital)**	1,770	1,613	1,533	7	—	4,923
Operating liabilities (liabilities included in operating working capital)***	(1,781)	(1,412)	(2,023)	(40)	—	(5,256)

1

*	Provisions for product sales (see note 27), impairment losses on inventories and work in progress and customer receivables (including those recorded in amounts due from/to customers on construction contracts, see note 18).

**	Operating assets comprise inventories and work in progress and customer receivables (including those recorded in amounts due from/to customers on construction contracts) and advances and progress payments. These captions are presented in note 18.

***	Operating liabilities comprise trade payables and related accounts, customers’ deposits and advances and provisions for product sales (including those provisions recorded in amounts due from/to customers on construction contracts). These captions are presented in notes 18 and 27.

2

In response to your question 5 in your letter of July 31, 2006, page 2
Classified balance sheet as of December 31 – page F-133
(4) Classified balance sheet as of December 31:

	2005	2004
	(in millions of euros)
ASSETS
Cash and cash equivalents	4,510	4,611
Marketable securities, net	640	552
Other debtors	1,310	1,894
Trade receivables and related accounts	4,090	3,494
Inventories, net	1,695	1,502
Assets held for sale	50	118

TOTAL CURRENT ASSETS	12,295	12,171

Other investments & other non current assets, net	2,312	2,396
Share in net assets of equity affiliates	706	708

Investments and other non-current assets	3,018	3,104

Property, plant and equipment, at cost	4,636	4,910
Less: accumulated depreciation	(3,468)	(3,692)

Property, plant and equipment, net	1,168	1,218

Acquisition goodwill, net	7,024	6,829
Other intangible assets, net	679	566

Intangible assets, net	7,703	7,395

TOTAL NON-CURRENT ASSETS	11,889	11,717

TOTAL ASSETS	24,184	23,888

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	2,106	2,553
Trade payables and related accounts	3,755	3,356
Accrued contract costs & other accrued liabilities	1,264	1,573
Customers deposits and advances	1,144	1,164
Short-term financial debt	1,051	1,053
Liabilities related to discontinued activities or to a disposal group held for sale	—	100

TOTAL CURRENT LIABILITIES	9,320	9,799

Notes mandatorily redeemable for shares (1)	—	645

Other long-term liabilities	573	1,026

Other long-term financial debt	394	388
Bonds and notes issued, long-term	2,519	3,240

Long-term financial debt	2,913	3,628

Other reserves	470	639
Accrued pensions and retirement obligations	1,717	1,557

Total reserves	2,187	2,196

TOTAL NON-CURRENT LIABILITIES	5,673	~~76~~,495~~850~~

MINORITY INTERESTS	472	375

Capital stock	2,857	2,610
Additional paid-in capital	21,594	21,215
Retained earnings, fair value and other reserves	(13,558)	(14,241)
Unrealized holding gains (losses) and cash flow hedge	36	82
Cumulative translation adjustments	(554)	(1,116)
Less treasury stock, at cost	(1,656)	(1,686)

SHAREHOLDERS’ EQUITY	8,719	6,864

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	24,184	23,888

(1)	The notes mandatorily redeemable for shares previously reflected between the total non-current liabilities and the minority interests captions have been reclassified within the caption total non-current liabilities.

3